CONSENT OF AUTHOR

C. Mark Rebagliati, P.Eng
2503-588 BROUGHTON STREET
VANCOUVER, BRITISH COLUMBIA
Telephone: 604-662-7487 Fax: 604-662-7475
markr@hdgold.com

US Securities and Exchange Commission

I, C. Mark Rebagliati, P.Eng, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Northern Dynasty Minerals Ltd. contains any misrepresentation of the information contained in “2006 Summary Report on the Pebble Copper-Gold Molybdenum Deposit, Alaska, USA” dated March 31, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 1 day of April, 2007.

/s/ Mark Rebagliati

C. Mark Rebagliati, P.Eng.